Exhibit 99.1

NEWS RELEASES

Suite 215 - 800 West Pender St Vancouver, BC V6C 2V6

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KIMBER REPORTS STRONG RESULTS
FROM CAROTARE AND CARMEN

July 19, 2005

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (TSX:KBR)

Kimber is pleased to report the results of further drilling on the Carotare exploration target and the Carmen deposit. Carotare results (including 40 metres of 2.15 g/t gold equivalent) continue to show potential for a second deposit on the Monterde property. Two holes on the Carmen deposit provide good widths of open-pit grades.

Carotare

CTR-16 is one of a series of holes which are testing the down-dip (deeper) portions of the mineralized structure at the discovery location. This is an important hole because it indicates both an improvement with depth and some very significant grade-widths, the best of which (40 metres of 2.15 g/t gold equivalent) would be in the top 15% of holes on the Carmen deposit.

The other two holes (CTR 13 & 14), at a step out of about 200 metres from the first cluster of drill holes, report modest grade-widths on a structure that may differ from the structure drilled by the initial holes. Further drilling will be directed at locating the extension of the first structure to be drilled.

Drill Hole	From	To	Interval	Gold	Silver	Gold Equivalent
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)*
CTR- 13	Scattered anomalous to 0.8 g/t to 58 metres.
CTR- 14	56	62	6	0.672	7	0.75
CTR- 16	12	30	18	0.834	23	1.11
and	74	114	40	2.022	11	2.15
and	192	202	10	2.319	18	2.53

*	Gold-equivalent grades assume equivalence of 85 grams of silver to 1.0 gram of gold.

Carmen Deposit

Aggregate widths of open pit (or better) grades in two of the three holes reported below are 80 and 78 metres respectively. Both were in-fill holes drilled near the centre of the

Carmen deposit to increase the proportion of Measured resources and to establish the direction or directions in which mineralization is continuous. Most of the intersections in these two holes belong to a large volume of mineralized rock to the east of the main Carmen structure. Correlation with adjacent holes appears to be very satisfactory.

While an open pit operation remains the principal objective on the Carmen deposit, some of the higher grade intersections are examples of the kind of grade-widths which may be suitable for underground mining beneath the anticipated open pit. Deeper holes will be required to test for such deposits.

Drill Hole	From	To	Interval	Gold	Silver	Gold Equivalent
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)*
MTR-247	Abandoned before target depth due to ground conditions.
MTR-249	44	80	36	0.115	51	0.72
and	92	118	26	1.134	72	1.98
inc	110	116	6	3.419	156	5.26
and	158	162	4	3.830	75	4.71
and	188	192	4	11.380	17	11.58
and	198	202	4	1.061	8	1.15
and	212	218	6	1.480	30	1.84
MTR-251	68	78	10	0.923	100	2.10
and	108	116	8	0.945	76	1.82
and	128	146	18	0.564	82	1.52
and	192	202	10	0.825	20	1.05
and	210	242	32	1.250	53	1.88

*	Gold-equivalent grades assume equivalence of 85 grams of silver to 1.0 gram of gold.

Resource Estimates

Contrary to initial plans, an interim resource estimate will not be issued this month. Changes in geologic understanding of the Carmen deposit have called into question the basis on which work was being done. Completion of a block-model resource estimate remains a priority. The next estimate will incorporate the holes (mostly in-fill) drilled on the Carmen since September, 2004 as well as current understandings on controls to mineralization.

Current Activity

Drilling continues with one drill on the Carmen deposit and two (one reverse circulation, one core drill) on the Carotare exploration target. Application is being made for permits to drill the recently-announced El Orito Norte exploration target.

Robert Longe, P.Eng.
President & CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck
Manager, Corporate Communications

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Mr. Alan Hitchborn, B.Sc., Vice President Development, manages the field program of drilling and trenching on the Monterde project. Mr. J.B. Richards, P.Eng., Vice President Engineering, and designated Q.P. for the project is responsible for quality control and has verified the data disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA./QC procedures incorporate blanks and duplicates inserted at the drill site and standards inserted after sample preparation. Drilling is by reverse circulation. A one eighth split of each two-metre section of the drill hole, weighing approximately 6 kg is processed by ALS Chemex at its preparation laboratory in Hermosillo, Mexico. Pulps are analysed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram subsamples, fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. Highgrade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.